Exhibit 99.1
Cenovus Energy achieves strong performance in 2009
Total proved reserves, before royalties, up 8 percent, to 1.4 billion BOE;
Christina Lake expansion accelerated
•	Cenovus met 2009 production guidance for oil and natural gas. Production from Foster Creek and Christina Lake increased 43 percent to about 43,000 barrels per day (bbls/d) (net), after royalties.
•	Bitumen proved reserves increased 24 percent, to about 866 million barrels, before royalties.
•	Cash flow of approximately US$2.5 billion, or $3.29 per share, was in line with guidance. Free cash flow was approximately $580 million.
•	Operating earnings were approximately $1.3 billion, or $1.74 per share.
•	The transition to Cenovus as an independent company resulted in a cash tax acceleration in the fourth quarter that impacted financial results.
“We’re launching Cenovus from a position of strength — a vast resource base, a solid financial foundation and a track record of superior operational performance,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “These past months have been an exciting time for all of us at Cenovus. Our staff is enthusiastic about being part of a new company with tremendous potential and one that is applying fresh thinking to develop our energy resources.
“Shareholders sent a strong message with their vote to create two separate companies, each with a greater focus on its individual assets. For Cenovus, that means concentrating on the development of our oil properties, especially in northeast Alberta. We’re undertaking an in-depth evaluation of our undeveloped assets and are assessing where to invest the cash flow generated from our conventional oil and natural gas production to create the greatest value over the long term. We’re also accelerating the development of phase D at Christina Lake by six months and we’re considering whether to move ahead timelines for other phases,” Ferguson said.
Financial & Production Summary

(for the period ended December 31)	Q4	Q4
(US$ millions, except per share amounts)	2009	2008	% change	2009	2008	% change
Cash flow [1]	225	(174)	—	2,472	3,088	-20
Per share diluted [2]	0.30	(0.23)	—	3.29	4.11	-20
Operating earnings[1]	152	(123)	—	1,312	1,629	-19
Per share diluted [2]	0.20	(0.16)	—	1.74	2.17	-20
Capital investment	481	626	-23	1,892	2,046	-8
Production (after royalties)
Foster Creek (bbls/d)	45,035	28,955	56	36,654	25,947	41
Christina Lake (bbls/d)	7,022	6,113	15	6,527	4,236	54
Other Oil and NGLs (bbls/d)	62,533	68,249	-8	66,603	70,067	-5
Natural gas (MMcf/d)	765	879	-13	824	905	-9

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 12.

[2]	Per share amounts prior to November 30, 2009 have been calculated using EnCana’s common share balances. Pursuant to the Plan of Arrangement which became effective November 30, 2009, EnCana shareholders received one share of Cenovus and one share of the new EnCana for each EnCana share they held.

Calgary, Alberta (February 11, 2010) — Cenovus Energy Inc. (TSX, NYSE: CVE) is off to a strong start as Canada’s newest integrated oil company with its enhanced oil properties in northeast Alberta showing robust growth, funded by the reliable stream of cash flow provided by its other oil and natural gas assets.
The company achieved significant fourth quarter 2009 increases in both cash flow and operating earnings as well as a 48 percent increase in production, net after royalties, at the company’s Foster Creek and Christina Lake operations compared to the fourth quarter of 2008. Cash flow would have been even higher, if not for a one time acceleration of cash tax expense created by the split of Cenovus from EnCana Corporation. The transaction increased the fourth quarter cash tax expense by approximately $400 million, an amount that would otherwise have been deferred to 2010. Cenovus will continue to encounter some minor transition related costs over the next few months.
Cenovus’s 2009 financial results met guidance, reflecting the company’s solid asset base and operational stability. Cash flow for the year was approximately $2.5 billion, or $3.29 per share, down 20 percent from 2008, mainly due to lower commodity prices for much of 2009. Operating earnings were approximately $1.3 billion, or $1.74 per share, also down about 20 percent from the previous year. Cenovus’s realized, after tax hedging gains for 2009 were approximately $692 million, reflecting the benefit of the company’s hedging strategy. The 2009 financial results benefited from a successful challenge to staff to cut costs and reduce capital spending by 10 percent.
The Cenovus Board of Directors has established a dividend of C$0.20 per share per quarter. Accordingly, a first quarter dividend of C$0.20 per share was declared payable on March 31, 2010, to common shareholders of record as of March 15, 2010. Starting in the first quarter of 2010, Cenovus expects to report its results in Canadian dollars. Therefore, a decision was made to change the currency of the dividend payment to Canadian dollars as well.
Cenovus’s 2010 guidance remains unchanged although the information has been updated to include production volumes, before royalties. The 2010 guidance is posted at www.cenovus.com.
Cenovus’s total proved reserves, before royalties, at the end of 2009 were 1.4 billion barrels of oil equivalent (BOE), an 8 percent increase over the previous year. The most significant increase — 24 percent — came from the company’s bitumen reserves, the area where Cenovus plans to focus the majority of its growth. Cenovus replaced more than 200 percent of its 2009 production. The company added the new reserves to its portfolio at a finding and development cost of C$5.39 per BOE.
As a new company, Cenovus has chosen to focus on the growth of its oil assets and is in the process of assessing and prioritizing the development of its vast resources. Cenovus expects to provide an estimate of contingent resources in April, based on the work of independent qualified reserves evaluators. Additional information about development plans will be provided during its investor days on June 17 in Calgary and June 21 in New York. An escalation of the stratigraphic well drilling program at the company’s northeast Alberta properties in 2010 is expected to provide an additional assessment of the quality of its oil assets. About 200 of these wells are expected to be drilled to help categorize and quantify the reservoirs, twice as many as were drilled in that region in 2009.

Cenovus will focus on increasing net asset value and total shareholder return through effective management of its portfolio. The company is committed to maintaining a low cost structure and delivering projects on time and on budget.
“Cenovus’s business model is designed to achieve success and provide financial stability. We’re an integrated energy company — from the production of bitumen and crude oil, to the sale of refined products to energy consumers in some of North America’s largest markets. Our natural gas assets economically integrate with our oil facilities and refineries as we currently consume about 100 million cubic feet of natural gas each day. The conventional oil and natural gas properties also provide a reliable stream of cash flow for sustainable, long term growth,” Ferguson said.
IMPORTANT NOTE: Cenovus’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). For purposes of consistency, and in keeping with EnCana’s historical reporting, all information is stated in U.S. dollars unless otherwise noted and follows U.S. protocols, which report crude oil and natural gas production, sales and reserves on an after royalty basis. In addition, to provide more complete information on our business, we are providing production and reserves information on a before royalties basis. Cenovus expects to report its results in Canadian dollars starting in the first quarter of 2010.
Cenovus’s assets were held by EnCana until November 30, 2009. The financial and production information in this news release represents carve out data derived from the accounting records of EnCana for the first 11 months of 2009, in addition to the actual Cenovus results for December 2009. Numbers for 2008 are also based on carve out data. More details can be found in the unaudited Interim Consolidated Financial Statements at www.cenovus.com under “Invest In Us”.
Operations
Foster Creek and Christina Lake
Cenovus’s enhanced oil properties in northeast Alberta represent the company’s most significant opportunity for substantial growth. Foster Creek and Christina Lake are both steam assisted gravity drainage (SAGD) operations that are owned 50-50 with ConocoPhillips.
Production
•	Foster Creek production increased 41 percent in 2009 with the commissioning of phases D & E early in the year. Success from the wedge well technology is also contributing to increased production.
•	Production at Christina Lake increased 54 percent in 2009, with the ramp up of volumes from phase B.
•	In the summer of 2009, Foster Creek achieved 100 million barrels (bbls) (gross) of cumulative production, making it the first industry SAGD project to reach this milestone.
•	Foster Creek is currently producing about 52,000 bbls/d (net), before royalties.
•	Christina Lake is currently producing about 7,500 bbls/d (net), before royalties.
•	The Foster Creek and Christina Lake operations are expected to provide combined annual production growth of 10 to 15 percent over the next five years.

Expansions
•	Construction is progressing on phase C at Christina Lake, adding an expected 40,000 bbls/d (gross) of production capacity. First production is expected in late 2011.
•	Plans are underway for an acceleration of phase D at Christina Lake, which is expected to provide an additional 40,000 bbls/d (gross) of production capacity. Construction is now expected to begin in mid 2010, with first production expected in mid 2013, 6 months sooner than initially planned.
•	A regulatory application for three more phases of expansion (E, F & G) at Christina Lake was filed in the fourth quarter of 2009. The current goal is to reach production capacity of approximately 218,000 bbls/d (gross) by 2017.
•	A regulatory application for Foster Creek’s next three phases of development (F, G & H) was also filed in 2009. These additional phases are expected to bring production capacity to approximately 210,000 bbls/d (gross) by 2017.
•	Narrows Lake is an emerging enhanced oil project for Cenovus. The proposed terms of reference for the project’s environmental impact assessment have been filed.
•	The Narrows Lake regulatory application is expected to be submitted in the summer of 2010. The project would be developed in two or three phases, with each phase expected to add approximately 40,000 bbls/d (gross) of production capacity.
•	The Borealis SAGD project application is under review by the regulators. The company is collecting additional data in support of the application. Stratigraphic and groundwater monitoring wells are being drilled and 3D seismic, cap rock and reservoir testing programs are underway. The initial phase of the Borealis project is expected to have production capacity of about 35,000 bbls/d (gross).
Environment
•	Cenovus has achieved an industry leading steam to oil ratio (SOR) at its SAGD facilities of less than 2.5. These operations are at the low end of the SOR scale compared to other SAGD producers. A low SOR means less water is needed. It also means less natural gas is burned, resulting in lower emissions.
•	Cenovus’s SAGD operations utilize primarily saline water for steam generation and a robust recycle system, minimizing the need for additional water.
Costs
•	Operating costs per barrel at Foster Creek and Christina Lake averaged $11.35 in 2009, lower than in the previous year mainly due to lower fuel costs and increased production.
•	Non fuel operating costs for Foster Creek and Christina Lake were $9.32 per bbl.

	Daily Production
(After royalties)	2009					2008					2007
(Mbbls/d)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Foster Creek	37	45	39	34	28	26	29	27	21	27	24
Christina Lake	6	7	6	6	7	4	6	5	4	2	3

Total	43	52	45	40	35	30	35	32	25	29	27

Other Crude Oil and NGLs
In addition to the major enhanced oil assets in northeast Alberta, Cenovus holds a large base of other crude oil assets across Alberta and Saskatchewan. These highly efficient operations include the Pelican Lake and Weyburn enhanced oil operations as well as conventional oil production in southern Alberta. Cash flow generated from these properties will be used to help grow the company’s operations in northeast Alberta.

•	An emphasis on new technologies and improved recovery methods has helped reduce production declines at these mature properties.
•	Production at the Weyburn operation increased 7 percent in 2009 over the previous year as a result of expanded CO2 injection, well optimization and lower royalties.
•	Cenovus’s Weyburn operation is the world’s largest geological CO2 sequestration project. An additional two million tonnes of CO2 were injected for storage at the Weyburn field in 2009, pushing the total amount of CO2 sequestered to more than 15 million tonnes.
•	Evaluation of assets in the promising Bakken and Lower Shaunavon plays in Saskatchewan is underway.
•	Operating costs per barrel increased slightly in 2009 to $9.92 mainly due to a drop in production, partially offset by lower operating expenses, primarily as a result of cost reduction initiatives.

	Daily Production
(After royalties)	2009					2008					2007
(Mbbls/d)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Pelican Lake	20	19	21	19	21	22	20	22	21	24	23
Weyburn	15	14	15	15	16	14	15	14	13	14	15
Southern Alberta	22	21	22	23	24	24	23	23	24	26	27
Other Oil & NGLs	10	9	10	9	9	10	10	9	11	10	10

Total	67	63	68	66	70	70	68	68	69	74	75

Natural Gas
Cenovus’s natural gas assets in southern Alberta are an important component of the company’s financial foundation, generating funds required for production expansion in other areas of the company. Natural gas also fuels the company’s SAGD and refinery operations so natural gas production acts as an economic hedge against price fluctuations. Cenovus’s natural gas properties comprise established, reliable fields with efficient operations.
•	A 9 percent decrease in natural gas production in 2009 compared to 2008 was due to natural declines, decreased capital investment and voluntary production restrictions in response to lower prices. Those same factors influenced natural gas production in the fourth quarter of 2009, resulting in a 13 percent decrease compared to the same quarter in 2008.
•	Cenovus plans to manage declines in natural gas production, targeting a long term production level of between 400 and 500 million cubic feet a day (MMcf/d), in line with expected future natural gas requirements at Cenovus’s upstream operations and refineries.
•	In response to the weak economic environment, Cenovus implemented cost saving measures in 2009, which led to a decrease in operating costs of nearly 10 percent from 2008, to $0.76 per thousand cubic feet (Mcf).

	Daily Production
(After royalties)	2009					2008					2007
(MMcf/d)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural Gas	824	765	826	864	842	905	879	892	923	925	966

2009 Proved Reserves
At year end 2009, Cenovus had total proved reserves of 1.4 billion barrels of oil equivalent (BOE), an increase of 8 percent over the previous year (before royalties). Cenovus has chosen to focus on before royalty reserves data since it believes this offers a more accurate assessment of the assets and facilitates a direct comparison with other Canadian oil companies.
All of Cenovus’s proved reserves are evaluated by independent qualified reserves evaluators.
•	Bitumen reserves increased 24 percent to 866 million bbls, largely due to the sanctioning of phase D at Christina Lake.
•	Cenovus’s other crude oil and natural gas liquids (NGLs) reserves are unchanged.
•	Natural gas reserves were down 21 percent, mainly due to lower prices.
•	Cenovus’s average F&D cost in 2009 was C$5.39 per BOE, a decrease of more than 80 percent compared to 2008 due to the large addition of bitumen reserves in 2009.
•	Cenovus achieved a production replacement of 205 percent in 2009.
•	The proved reserves life index is approximately 14.7 years.
Before Royalties

2009 Reserves Reconciliation
(Before royalties)	Bitumen (MMbbls)	Other Oil & NGLs (MMbbls)	Natural Gas (Bcf)
Start of 2009	699	276	1,937
Revisions & improved recovery	28	22	(151)
Extensions & discoveries	161	6	51
Acquisitions	—	—	—
Divestitures	(5)	—	(3)
Production	(17)	(27)	(305)

End of 2009	866	277	1,529

% Change	24	—	(21)

Developed	132	203	1,504
Undeveloped	734	74	25

Total Proved	866	277	1,529

Total Probable	479	156	436

Proved Reserves Costs
(Before royalties)	2009	2008	2007	3 Year
Capital investment (C$ millions)
Finding and development	1,084	1,590	1,355	4,029
Finding, development and acquisitions	1,231	1,590	1,370	4,191
Reserves additions (MMBOE) [1]
Finding and development	201.0	53.4	312.2	566.6
Finding, development and acquisitions	201.0	53.4	312.3	566.7
Proved reserves costs (C$/BOE)[1]
Finding and development	5.39	29.75	4.34	7.11
Finding, development and acquisitions	6.13	29.75	4.39	7.40

[1]	Oil equivalency has been calculated by Cenovus. See the Advisory Regarding Reserves Data and Other Oil and Gas Information accompanying this news release.
After Royalties

2009 Proved Reserves Reconciliation
(After royalties)	Bitumen (MMbbls)	Other Oil & NGLs (MMbbls)	Natural Gas (Bcf)
Start of 2009	668	241	1,855
Revisions & improved recovery	(88)	8	(128)
Extensions & discoveries	160	6	50
Acquisitions	—	—	—
Divestitures	(4)	—	(2)
Production	(17)	(23)	(301)

End of 2009	719	232	1,474

% Change	8	(4)	(21)

Developed	108	170	1,450
Undeveloped	611	62	24

Total Proved	719	232	1,474

Total Probable	403	127	405

Proved Reserves Costs
(After royalties)	2009	2008	2007	3 Year
Capital investment (US$ millions)
Finding and development	950	1,487	1,282	3,719
Finding, development and acquisitions	1,085	1,487	1,297	3,869
Reserves additions (MMBOE) [1]
Finding and development	73.2	146.6	249.5	469.3
Finding, development and acquisitions	73.2	146.6	249.6	469.4
Proved reserves costs (US$/BOE)[1]
Finding and development	12.97	10.14	5.14	7.92
Finding, development and acquisitions	14.81	10.14	5.20	8.24

[1]	Oil equivalency has been calculated by Cenovus. See the Advisory Regarding Reserves Data and Other Oil and Gas Information accompanying this news release.

Prices Used for Reserves Estimates
	2009	2008	%
	Average[1]	Dec. 31	Change
Oil
West Texas Intermediate (WTI)	61.18	44.60	37
Western Canada Select (WCS) C$	58.65	41.98	40
Natural gas (NYMEX)	3.87	5.71	(32)

[1]	The SEC has revised its price requirement for year end 2009 from a single day price on December 31, to the average of 12 single day prices on the first day of each month prior to the effective date of the estimate. For 2008, prices were based on the December 31 price.

Downstream
Cenovus’s downstream operations include the Wood River refinery in Illinois and the Borger refinery in Texas, which are jointly owned with ConocoPhillips.
•	In 2009, the refineries produced 208,500 bbls/d (net) of refined products.
•	Refinery crude utilization averaged 87 percent or 197,000 bbls/d crude throughput (net). Refinery utilization in 2009 was 6 percent lower compared to 2008 due to optimization efforts as a result of lower market crack spreads, increased planned turnaround activity and unplanned maintenance.
•	Operating cash flow from downstream operations was $310 million in 2009, in line with guidance. This compares with an operating cash deficiency of $241 million reported in 2008. The improvement in operating cash flow is mainly due to lower purchased product costs and lower energy costs.
•	Downstream capital investment was $907 million in 2009 compared to $478 million in 2008. The increase was mainly due to capital spending on the Coker and Refinery Expansion (CORE) project at Wood River.
•	Cenovus plans to spend approximately $700 million to $800 million of capital on its downstream operations in 2010, including approximately $500 million to substantially complete the CORE project at the Wood River refinery.
•	The CORE project is on budget, with approximately 71 percent complete as of December 31, 2009 and is expected to be in operation in mid 2011.
•	The CORE project is expected to more than double heavy crude oil refining capacity at Wood River to approximately 240,000 bbls/d (gross) and is a fundamental component of the company’s integrated oil business strategy since it provides an economic hedge for the bitumen production. The project is expected to result in improved refining margins at Wood River once in operation.
Financial
Dividend declared
The Cenovus Board of Directors has established a dividend of C$0.20 per share per quarter. Accordingly, a first quarter dividend of C$0.20 per share was declared payable on March 31, 2010, to common shareholders of record as of March 15, 2010. Based on the February 10, 2010 closing share price on the Toronto Stock Exchange of C$24.74, this represents an annualized yield of about 3.2 percent. The declaration of dividends is at the sole discretion of the Board of Directors.
Risk management strategy
Cenovus has implemented a hedging strategy to help provide predictability around cash flow and safeguard its capital program. The company currently has about 71 percent of its expected 2010 gas production, net of internal fuel use, hedged at an average NYMEX price of $6.10 per Mcf and 24,600 bbls/d of its expected 2010 oil production hedged at a WTI price of $76.99 per bbl. The Board has approved a risk management strategy that enables Cenovus to hedge as much as 75 percent of its net current year natural gas production, and as much as 50 percent and 25 percent respectively in the following two years. The strategy allows for fixed price hedges of as much as 50 percent of net liquids production in the current year and 25 percent of net liquids production for each of the following two years.

Financial highlights
•	Cenovus’s realized, after tax hedging gains for 2009 were $692 million. These were offset by unrealized losses of $473 million, resulting in an increase in net earnings of $219 million, after tax. This compares to a 2008 after tax increase in net earnings of $306 million.
•	Oil and natural gas prices were significantly lower in 2009 compared to 2008, with the WTI oil price averaging $62.09 per bbl, a 38 percent decrease, and the NYMEX natural gas price averaging $3.99 per Mcf in 2009, a decrease of 56 percent from 2008.
•	Cenovus’s average realized price, excluding hedges, for oil and liquids in 2009 was $50.87 per bbl, a 31 percent decrease from 2008. The average realized gas price was $3.60 per Mcf, a decrease of 54 percent from the previous year. The company’s 2009 hedging program increased natural gas prices by $3.22 per Mcf and liquids prices by $0.98 per bbl.
•	Cenovus completed its first issue of long term notes in September, 2009. The aggregate $3.5 billion of 5, 10 and 30 year notes that were issued have an average interest rate of 5.85 percent.
•	In order to provide ongoing liquidity and for working capital requirements, the company has in place a C$2.5 billion unsecured revolving credit facility with a syndicate of banks (with C$2.4 billion of that unused at year end).
•	Cenovus targets a debt to capitalization ratio of between 30 and 40 percent and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At December 31, 2009, the company’s debt to capitalization ratio was 28 percent and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.2 times.
•	Cenovus plans to sell approximately $1 billion of mature assets over the next two years, if market conditions are favourable for the divestitures. The assets will be mainly mature natural gas properties but may include some conventional oil properties.
•	Cenovus staff contributed to the company’s stable financial position in 2009 by exceeding a challenge to reduce operating and capital spending by 10 percent.
Net earnings
Cenovus’s net earnings for 2009 were $648 million, a 73 percent decrease over the previous year. These results were impacted by a decrease in commodity prices. Net earnings take into account unrealized mark-to-market, after tax gains or losses, which decreased Cenovus’s 2009 earnings by $473 million. This compares to an unrealized mark-to-market, after tax gain of $519 million in 2008. In the fourth quarter of 2009, net earnings were $24 million compared to $380 million in the fourth quarter of 2008. Cenovus management views operating earnings, a non-GAAP measure defined in Note 1 on page 12, as a better measure of performance than net earnings.

Earnings Reconciliation Summary

(for the period ended December 31)
($ millions, except per share amounts)	Q4 2009	Q4 2008	2009	2008
Net earnings	24	380	648	2,368
Add back (losses) & deduct gains:
Unrealized mark-to-market hedging gain (loss), after-tax	(98)	272	(473)	519
Non-operating foreign exchange gain (loss), after-tax	(30)	231	(191)	220
Operating earnings[1]	152	(123)	1,312	1,629
Per share diluted [2]	0.20	(0.16)	1.74	2.17

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 12.

[2]	Per share amounts prior to November 30, 2009 have been calculated using EnCana’s common share balances. Pursuant to the Plan of Arrangement which became effective November 30, 2009, EnCana shareholders received one share of Cenovus and one share of the new EnCana for each EnCana share they held.
Conference Call Today
9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)
Cenovus will host a conference call today Thursday, February 11, 2010 starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on February 11 until midnight February 18, 2010 by dialing 800-642-1687 or 416-849-0833 and entering conference ID 48172874.
A live audio webcast of the conference call will also be available via Cenovus’s website, www.cenovus.com, under Investor Relations. The webcast will be archived for approximately 90 days.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately C$22 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high-quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.
Further information on Cenovus Energy is available on the company’s website, www.cenovus.com, or by contacting:

Cenovus Contacts

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751

James Fann
Analyst, Investor Relations
403-766-6700
NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:
•	Operating Cash Flow is a non-GAAP measure defined as Revenue, Net of Royalties less production and mineral taxes, transportation and selling, operating and purchased product expenses and is used to provide a consistent measure of the cash generating performance of our assets and improves the comparability of our underlying financial performance between periods.
•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in this news release and interim financial statements.
•	Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.
•	Free cash flow is a non-GAAP measure that Cenovus defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•	Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.
•	Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations.
RESERVES COST DEFINITIONS — Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2009, are calculated by summing revisions and improved recovery, extensions and discoveries, acquisitions and divestitures. Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions and improved recovery, extensions and discoveries. Finding, development and acquisition cost is calculated by dividing total capital invested in finding, development and acquisition activities by additions to proved reserves, before divestitures, which is the sum of revisions, extensions, discoveries and acquisitions. Proved reserves added in 2009 included both developed and undeveloped quantities. Cenovus uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — National Instrument 51-101 (“NI 51-101”) imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have obtained an exemption from the Canadian securities regulatory authorities to permit us to provide disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (the “SEC”). This facilitates comparability of our oil and gas disclosure with that provided by U.S. and other international issuers, given that we are active in the U.S. capital markets. Accordingly, the proved and probable reserves data and much of the other oil and gas information included in this press release is disclosed in accordance with U.S. disclosure requirements. Such information, as well as the information that we anticipate disclosing in the future in reliance on such exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards. In 2008, the SEC amended its oil and gas reporting requirements effective for Cenovus’s 2009 year end reporting. The U.S. Financial Accounting Standards Board also amended its oil and gas reserve estimation and disclosure requirements to align with the amended SEC requirements. The amendments included changing the price used to calculate reserves from a year-end single day price to a historical 12-month average price, permitting optional disclosure of probable reserves and the sensitivity of reserves to price and requiring the separate disclosure of bitumen reserves from crude oil and NGLs reserves. The primary differences between the current U.S. requirements and the NI 51-101 requirements are that: (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e. historic average annual price, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the

Canadian Oil and Gas Evaluation Handbook, the reference source for the definition of proved reserves under NI 51-101, differences in the estimated proved reserves quantities based on constant prices should not be material. According to the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations. Prices include consideration of future price changes only to the extent provided by contractual arrangements in existence at year-end. The current U.S. requirements permit, but do not require, the disclosure of probable reserves information. The SEC has defined probable reserves as the estimated quantities of bitumen, crude oil, natural gas and NGLs that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered. Under U.S. disclosure standards, reserves and production information is required to be disclosed on a net basis (after royalties). The Alberta Government has implemented an oilsands royalty scheme which ties the bitumen royalty rate to the West Texas Intermediate reference oil price, in Canadian dollars. Since oil price is unregulated and can have significant volatility, this in turn means the royalty rate can vary significantly. For example, our year-end 2008 proved bitumen reserves were subject to a forecasted average royalty rate of four percent, while year-end 2009 proved bitumen reserves face a forecasted average royalty rate of 16 percent. This oil price dependent volatility can mask the impact of our development activities. To provide more complete information on our business, we are voluntarily providing reserves and production information for both proved and probable reserves, on a before royalties basis, as well as on an after royalties basis.
Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors. In general, estimates of crude oil and natural gas reserves are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such reserves estimates are to some degree uncertain and classifications of reserves as proved or probable are only attempts to define the degree of uncertainty associated with the estimates. In addition, whereas proved reserves are those reserves that can be estimated with reasonable certainty to be economically producible, probable reserves are those reserves as likely as not to be recovered. Therefore, probable reserves estimates, by definition, have a higher degree of uncertainty than proved reserves.
In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Cenovus shareholders and potential investors with information regarding Cenovus, including management’s assessment of future plans, Cenovus has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: strong free cash flow, anticipated oil and liquids production for 2010, anticipated production growth and capacity in 2010 and beyond, the expected future attributes and success of Cenovus, potential dividends, future exploration and development plans and growth opportunities, drilling programs, future acquisition or disposition opportunities, estimates of proved and probable reserves, estimates regarding the development of undeveloped reserves, cash flow and the sources thereof, financial metrics (including debt to capitalization), future net capital investment, anticipated future production, estimates of production decline rates, the company’s capital efficiency, refining capacity, components of its business strategy and the effectiveness thereof, annual production growth rates, the successful use of new technology and innovations to increase recovery and decrease costs, possible internal and external growth opportunities for its assets, the timing of completion and anticipated capacities of the Foster Lake and Christina Lake expansions, the margins at Wood River, the anticipated capacities of and the timing of capacity expansions for the Wood River refinery, including the timing of completion of the CORE project and the capital expenditures for such expansions, Cenovus’s ability to obtain regulatory approvals, its ability to increase net asset value and shareholder returns and the anticipated dates for submitting project applications. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves and the life index of proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; the ability of Cenovus to obtain regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; the expected impacts of the Arrangement on our employees, operations, suppliers, business partners and stakeholders, our ability to obtain financing in the future on a stand alone basis, that the historical financial information pertaining to Cenovus’s assets as operated by EnCana prior to December 1, 2009 may not be representative of Cenovus’s results as an independent entity, that we have a limited operating history as a separate entity; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Cenovus. Although Cenovus believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Readers are cautioned that the foregoing list of important factors is not exhaustive.
Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Our forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow is based upon achieving average 2010 production of approximately 105,000 bbls/d to 111,500 bbls/d of crude oil and liquids and 720 MMcf/d to 740 MMcf/d of natural gas, average commodity prices for 2010 of a WTI price of $65/bbl to $85/bbl and a WCS price of $54/bbl to $71/bbl for oil, a NYMEX price of $5.50/Mcf to $6.15/Mcf and AECO price of $5.15/GJ to $5.70/GJ for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.85 to $0.96 US$/CDN$, an average Chicago 3-2-1 crack spread for 2010 of $7.50/bbl to $9.50/bbl for refining margins, and an average number of outstanding shares of approximately 751 million. Assumptions relating to forward-looking statements generally include Cenovus’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Cenovus does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended December 31,		Three Months Ended		Twelve Months Ended
(US$ millions, except per share amounts)		2009	2008	2009	2008

Revenues, Net of Royalties	(Note 1)	2,835	3,207	10,140	16,559
Expenses	(Note 1)
Production and mineral taxes		7	10	38	75
Transportation and selling		205	215	672	963
Operating		315	265	1,154	1,223
Purchased product		1,544	2,228	5,250	9,710
Depreciation, depletion and amortization		354	288	1,343	1,318
General and administrative		66	15	188	167
Interest, net	(Note 6)	75	53	218	218
Accretion of asset retirement obligation	(Note 11)	10	10	39	39
Foreign exchange (gain) loss, net	(Note 7)	93	(162)	290	(250)
Other (income) loss, net		(2)	1	(2)	3

		2,667	2,923	9,190	13,466
Earnings Before Income Tax		168	284	950	3,093
Income tax expense	(Note 8)	144	(96)	302	725

Net Earnings		24	380	648	2,368
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment		706	(1,583)	1,979	(2,246)

Comprehensive Income		730	(1,203)	2,627	122

Net Earnings per Common Share	(Note 15)
Basic		0.03	0.51	0.86	3.16

Diluted		0.03	0.51	0.86	3.15

See accompanying Notes to Consolidated Financial Statements (unaudited).
Fourth quarter report
for the period ended December 31, 2009

CONSOLIDATED BALANCE SHEET (unaudited)

As at December 31, (US$ millions)		2009	2008

Assets
Current Assets
Cash and cash equivalents		148	153
Accounts receivable and accrued revenues		874	598
Income tax receivable		38	—
Current portion of Partnership Contribution Receivable		330	313
Risk management	(Note 16)	58	681
Inventories	(Note 9)	836	503

		2,284	2,248
Property, Plant and Equipment, net	(Note 1)	14,537	12,260
Partnership Contribution Receivable		2,504	2,834
Risk Management	(Note 16)	1	38
Other Assets		131	150
Goodwill	(Note 1)	1,095	936

		20,552	18,466

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,444	1,114
Income tax payable		—	254
Current portion of Partnership Contribution Payable		325	306
Risk management	(Note 16)	67	40
Current portion of long-term debt	(Note 10)	—	84

		1,836	1,798
Long-Term Debt	(Note 10)	3,493	2,952
Partnership Contribution Payable		2,532	2,857
Risk Management	(Note 16)	4	—
Asset Retirement Obligation	(Note 11)	1,096	648
Other Liabilities		54	52
Future Income Taxes		2,357	2,411

		11,372	10,718

Shareholders’ Equity	(Note 12)	9,180	7,748

		20,552	18,466

See accompanying Notes to Consolidated Financial Statements (unaudited).
Fourth quarter report
for the period ended December 31, 2009

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)

	Share	Paid in			Owner’s
	Capital	Surplus	Retained		Net
(US$ millions)	(Note 12)	(Note 12)	Earnings	AOCI*	Investment	Total

Balance as of December 31, 2007	—	—	—	2,434	5,573	8,007
Net earnings	—	—	—	—	2,368	2,368
Net distribution to owner	—	—	—	—	(381)	(381)
Other comprehensive income (loss)	—	—	—	(2,246)	—	(2,246)

Balance as of December 31, 2008	—	—	—	188	7,560	7,748
Net earnings	—	—	—	—	609	609
Net distribution to owner	—	—	—	—	(1,045)	(1,045)
Other comprehensive income (loss)	—	—	—	1,908	—	1,908

Owner’s Net Investment at Arrangement date — November 30, 2009	—	—	—	2,096	7,124	9,220
Issuance of common stock in connection with the Arrangement	2,222	—	—	—	(2,222)	—
Reclassification of owner’s net investment to paid in surplus in connection with the Arrangement	—	4,902	—	—	(4,902)	—
Net earnings — December 1 to December 31	—	—	39	—	—	39
Dividends on common shares	—	(151)	—	—	—	(151)
Common shares issued under option plans	1	—	—	—	—	1
Other comprehensive income (loss)	—	—	—	71	—	71

Balance as of December 31, 2009	2,223	4,751	39	2,167	—	9,180

*	Accumulated Other Comprehensive Income
See accompanying Notes to Consolidated Financial Statements (unaudited).
Fourth quarter report
for the period ended December 31, 2009

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Twelve Months Ended
For the period ended December 31, (US$ millions)		2009	2008	2009	2008

Operating Activities

Net earnings		24	380	648	2,368
Depreciation, depletion and amortization		354	288	1,343	1,318
Future income taxes	(Note 8)	(374)	(254)	(551)	385
Unrealized (gain) loss on risk management	(Note 16)	143	(386)	667	(734)
Unrealized foreign exchange (gain) loss		102	(166)	313	(259)
Accretion of asset retirement obligation	(Note 11)	10	10	39	39
Other		(34)	(46)	13	(29)
Net change in other assets and liabilities		(13)	1	(23)	(89)
Net change in non-cash working capital		619	203	1,047	(312)

Cash From Operating Activities		831	30	3,496	2,687

Investing Activities
Capital expenditures	(Note 1)	(483)	(626)	(1,895)	(2,046)
Proceeds from divestitures	(Note 5)	208	—	209	47
Restricted cash	(Note 10)	3,619	—	—	—
Net change in investments and other		(29)	—	(18)	(48)
Net change in non-cash working capital		7	63	(76)	83

Cash (Used in) Investing Activities		3,322	(563)	(1,780)	(1,964)

Net Cash Provided before Financing Activities		4,153	(533)	1,716	723

Financing Activities
Net issuance (repayment) of revolving long-term debt		56	(249)	(304)	(503)
Issuance of long-term debt		—	—	173	268
Repayment of long-term debt		—	—	(88)	(236)
Issuance of U.S. Unsecured Notes	(Note 10)	—	—	3,468	—
Payment of note payable to EnCana		(3,500)	—	(3,500)	—
Payment of transition account payable to EnCana		(250)	—	(250)	—
Net distribution to EnCana		(319)	627	(1,045)	(381)
Issuance of common shares		1	—	1	—
Dividends on common shares	(Note 12)	(151)	—	(151)	—
Other		(34)	—	(34)	—

Cash (Used in) Financing Activities		(4,197)	378	(1,730)	(852)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		7	(14)	9	(20)

Increase (Decrease) in Cash and Cash Equivalents		(37)	(169)	(5)	(149)
Cash and Cash Equivalents, Beginning of Year		185	322	153	302

Cash and Cash Equivalents, End of Year		148	153	148	153

See accompanying Notes to Consolidated Financial Statements (unaudited).
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of bitumen, crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States.
The Company is headquartered in Calgary, Alberta and its common shares are listed on the Toronto and New York stock exchanges. Information on the Company’s background and the basis of presentation for these financial statements are found in Note 2.
Cenovus is organized into two operating divisions:
•	Integrated Oil Division, which includes all of the assets within the upstream and downstream integrated oil business with our joint venture partner, as well as other bitumen interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. including two major enhanced oil recovery properties: (i) Foster Creek; and (ii) Christina Lake; as well as two refineries: (i) Wood River; and (ii) Borger.
•	Canadian Plains Division, which contains established crude oil and natural gas development assets in Alberta and Saskatchewan and includes two major enhanced oil recovery properties: (i) Weyburn; and (ii) Pelican Lake; as well as the Southern Alberta oil and gas properties. The division also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.
For financial statement reporting purposes, our operating and reportable segments are:
•	Upstream Canada, which includes Cenovus’s development and production of bitumen, crude oil, natural gas and natural gas liquids (“NGLs”), and other related activities in Canada. This includes the Foster Creek and Christina Lake operations which are jointly owned with ConocoPhillips, an unrelated U.S. public company, and operated by Cenovus.
•	Downstream Refining, which is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips and operated by ConocoPhillips.
•	Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.
The operating and reportable segments shown above have been changed from those presented in prior periods to match Cenovus’s structure. All prior periods have been restated to reflect this presentation.
The tabular financial information which follows presents the segmented information first by segment and geographic location, then by product and operating division. Capital expenditures and goodwill information are summarized at the end of the note.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)
Results of Operations
Segment and Geographic Information
(For the three months ended December 31)

	Upstream Canada		Downstream Refining
(US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	1,569	1,353	1,431	1,497
Expenses
Production and mineral taxes	7	10	—	—
Transportation and selling	205	215	—	—
Operating	184	154	124	117
Purchased product	275	293	1,296	1,960

Operating Cash Flow	898	681	11	(580)
Depreciation, depletion and amortization	290	240	46	50

Segment Income (Loss)	608	441	(35)	(630)

	Corporate and Eliminations		Consolidated
(US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	(165)	357	2,835	3,207
Expenses
Production and mineral taxes	—	—	7	10
Transportation and selling	—	—	205	215
Operating	7	(6)	315	265
Purchased product	(27)	(25)	1,544	2,228

	(145)	388	764	489
Depreciation, depletion and amortization	18	(2)	354	288

Segment Income (Loss)	(163)	390	410	201

General and Administrative	66	15	66	15
Interest, net	75	53	75	53
Accretion of asset retirement obligation	10	10	10	10
Foreign exchange (gain) loss, net	93	(162)	93	(162)
Other (income) loss, net	(2)	1	(2)	1

	242	(83)	242	(83)

Earnings Before Income Tax			168	284
Income tax expense			144	(96)

Net Earnings			24	380

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)
Upstream Canada Product and Divisional Information
(For the three months ended December 31)

	Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	417	219	395	280	812	499
Expenses
Production and mineral taxes	—	—	5	6	5	6
Transportation and selling	144	146	47	46	191	192
Operating	53	37	68	48	121	85
Purchased product	—	—	—	—	—	—

Operating Cash Flow	220	36	275	180	495	216

	Natural Gas
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	38	38	419	506	457	544
Expenses
Production and mineral taxes	—	—	2	4	2	4
Transportation and selling	1	1	8	16	9	17
Operating	5	9	52	50	57	59
Purchased product	—	—	—	—	—	—

Operating Cash Flow	32	28	357	436	389	464

	Other
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	15	17	285	293	300	310
Expenses
Production and mineral taxes	—	—	—	—	—	—
Transportation and selling	5	6	—	—	5	6
Operating	1	4	5	6	6	10
Purchased product	—	—	275	293	275	293

Operating Cash Flow	9	7	5	(6)	14	1

	Total Upstream
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	470	274	1,099	1,079	1,569	1,353
Expenses
Production and mineral taxes	—	—	7	10	7	10
Transportation and selling	150	153	55	62	205	215
Operating	59	50	125	104	184	154
Purchased product	—	—	275	293	275	293

Operating Cash Flow	261	71	637	610	898	681

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)
Results of Operations
Segment and Geographic Information
(For the twelve months ended December 31)

	Upstream Canada		Downstream Refining
(US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	5,598	6,972	5,280	9,011
Expenses
Production and mineral taxes	38	75	—	—
Transportation and selling	672	963	—	—
Operating	671	742	453	492
Purchased product	832	1,101	4,517	8,760

Operating Cash Flow	3,385	4,091	310	(241)
Depreciation, depletion and amortization	1,101	1,107	192	188

Segment Income (Loss)	2,284	2,984	118	(429)

Property, Plant & Equipment	9,660	8,148	4,767	4,032

Goodwill	1,095	936	—	—

Total Assets	14,481	12,863	5,660	4,637

	Corporate and Eliminations		Consolidated
(US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	(738)	576	10,140	16,559
Expenses
Production and mineral taxes	—	—	38	75
Transportation and selling	—	—	672	963
Operating	30	(11)	1,154	1,223
Purchased product	(99)	(151)	5,250	9,710

	(669)	738	3,026	4,588
Depreciation, depletion and amortization	50	23	1,343	1,318

Segment Income (Loss)	(719)	715	1,683	3,270

General and Administrative	188	167	188	167
Interest, net	218	218	218	218
Accretion of asset retirement obligation	39	39	39	39
Foreign exchange (gain) loss, net	290	(250)	290	(250)
Other (income) loss, net	(2)	3	(2)	3

	733	177	733	177

Earnings Before Income Tax			950	3,093
Income tax expense			302	725

Net Earnings			648	2,368

Property, Plant & Equipment	110	80	14,537	12,260

Goodwill	—	—	1,095	936

Total Assets	411	966	20,552	18,466

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)
Upstream Canada Product and Divisional Information
(For the twelve months ended December 31)

	Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	1,202	1,117	1,373	2,106	2,575	3,223
Expenses
Production and mineral taxes	—	—	24	38	24	38
Transportation and selling	430	526	179	321	609	847
Operating	176	170	229	239	405	409
Purchased product	—	—	—	—	—	—

Operating Cash Flow	596	421	941	1,508	1,537	1,929

	Natural Gas
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	180	192	1,902	2,301	2,082	2,493
Expenses
Production and mineral taxes	—	—	13	36	13	36
Transportation and selling	2	7	39	71	41	78
Operating	20	39	210	241	230	280
Purchased product	—	—	—	—	—	—

Operating Cash Flow	158	146	1,640	1,953	1,798	2,099

	Other
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	73	119	868	1,137	941	1,256
Expenses
Production and mineral taxes	1	1	—	—	1	1
Transportation and selling	22	38	—	—	22	38
Operating	18	31	18	22	36	53
Purchased product	—	—	832	1,101	832	1,101

Operating Cash Flow	32	49	18	14	50	63

	Total Upstream
	Integrated Oil		Canadian Plains		Total
(US$ millions)	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	1,455	1,428	4,143	5,544	5,598	6,972
Expenses
Production and mineral taxes	1	1	37	74	38	75
Transportation and selling	454	571	218	392	672	963
Operating	214	240	457	502	671	742
Purchased product	—	—	832	1,101	832	1,101

Operating Cash Flow	786	616	2,599	3,475	3,385	4,091

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)
Capital Expenditures

	Three Months Ended		Twelve Months Ended
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Integrated Oil	138	159	476	644
Canadian Plains	110	272	478	872

Upstream Canada	248	431	954	1,516
Downstream Refining	212	168	907	478
Corporate	21	27	31	52

	481	626	1,892	2,046

Acquisition Capital
Canadian Plains	2	—	3	—

Total	483	626	1,895	2,046

In addition to the above, in 2009 we acquired strategic bitumen lands in exchange for certain non-core holdings.
Goodwill Additions
There were no additions to goodwill during 2009, 2008; changes in the goodwill balance result from changes in foreign exchange rates.
2. BACKGROUND & BASIS OF PRESENTATION
Cenovus was created on November 30, 2009 and began independent operations on December 1, 2009, as a result of the Arrangement involving EnCana Corporation (“EnCana”) whereby EnCana was split into two independent energy companies, one a natural gas company, EnCana and the other an integrated oil company, Cenovus. In connection with the Arrangement, EnCana common shareholders received one share in each of the new EnCana and Cenovus in exchange for each EnCana share held. Common shares of Cenovus began trading on a “when issued” basis on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges on November 2, 2009. Regular trading of the Cenovus shares began on the TSX on December 3, 2009 and on the NYSE on December 9, 2009.
Cenovus has entered into various transitional agreements with EnCana for the use of certain technical services, the marketing of crude oil, natural gas and NGLs and office space lease arrangements. These agreements reflect terms negotiated in anticipation of each company being stand-alone public companies, each with independent boards of directors and management teams.
Accordingly, up until the completion of the Arrangement, EnCana was considered a related party due to its parent-subsidiary relationship with the Cenovus entities. However, subsequent to the Arrangement, EnCana is no longer a related party as defined by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3840 — Related Party Transactions.
Basis of presentation / Carve-out financial information
These Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Carve-out Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the Cenovus annual audited Carve-out Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Carve-out Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008 and the EnCana annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
2. BACKGROUND & BASIS OF PRESENTATION (continued)
The Consolidated Financial Statements for the twelve months ended December 31, 2009 include the results for the period from January 1 to November 30, 2009 prior to the Arrangement with EnCana, in addition to the results for the period from December 1 to December 31, 2009 as described below. The consolidated financial results for the period prior to December 1, 2009 represent the financial position, results of operations and cash flows of the businesses transferred to Cenovus on a carve-out basis.
The historical financial information prior to December 1, 2009 has been derived from the accounting records of EnCana using the historical results of operations and historical basis of assets and liabilities of the businesses transferred to Cenovus on a carve-out accounting basis.
As the Company operated as part of EnCana and was not a stand-alone entity prior to November 30, 2009, the historical consolidated financial statements include allocations of certain EnCana revenues, expenses, assets and liabilities, including the items described below.
The operating results of Cenovus were specifically identified based on EnCana’s divisional organization. Certain other expenses presented in the Consolidated Statement of Earnings and Comprehensive Income represent allocations and estimates of the cost of services incurred by EnCana. These allocations and estimates include unrealized mark-to-market gains and losses, general and administrative costs, net interest, foreign exchange gains and losses and income tax expenses. The majority of the assets and liabilities of Cenovus have been identified based on the divisional structure, with the most significant exceptions being property, plant and equipment (“PP&E”), income taxes payable and long-term debt.
Downstream refining, crude oil and natural gas marketing and corporate depreciation, depletion and amortization have been specifically identified based on EnCana’s existing divisional structure where possible. Depletion related to upstream properties has been allocated to Cenovus based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.
Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.
Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management’s best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana.
Net interest expense has been calculated primarily using the debt balance allocated to Cenovus.
Income taxes have been recorded as if Cenovus and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Cenovus Carve-out Consolidated Financial Statements. Prior to the Arrangement, Cenovus’s tax pools were allocated for the Canadian cost centre based on the fair value allocation of PP&E for carve-out purposes.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
2. BACKGROUND & BASIS OF PRESENTATION (continued)
PP&E related to upstream oil and gas activities are accounted for by Cenovus using the full cost method of accounting. PP&E related to upstream oil and gas activities has been determined based on an allocation process which used the ratio of future net revenue, discounted at 10 percent, of the respective divisions to the future net revenue, discounted at 10 percent, of all proved properties in Canada at December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves.
Goodwill has been allocated to Cenovus based on the properties associated with the former business combinations on which it arose.
For the purpose of preparing the Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana. As a result, debt was allocated to Cenovus based on this ratio. Debt is defined as the current and long-term portions of Long-Term Debt. Capitalization is not a term that has a prescribed meaning under generally accepted accounting principles (“non-GAAP”) and is a measure defined as Debt plus Shareholder’s Equity.
Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements are reasonable. However, the Cenovus Consolidated Financial Statements herein may not reflect Cenovus’s financial position, results of operations, and cash flows had Cenovus been a stand-alone company during the periods presented or what Cenovus’s operations, financial position, and cash flows will be in the future. EnCana’s direct investment in Cenovus is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Cenovus did not exist prior to November 30, 2009. EnCana’s investment includes the accumulated net earnings, other comprehensive income and net cash distributions to EnCana.
In the opinion of Management, the Consolidated and the historical Carve-out Consolidated Financial Statements reflect all adjustments (including normal recurring adjustments) necessary for a fair statement of the financial position and the results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
3. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2009, Cenovus adopted the CICA Handbook Section “Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard had no material impact on the Consolidated Financial Statements.
4. RECENT ACCOUNTING PRONOUNCEMENTS
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. Cenovus has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Consolidated Financial Statements is not reasonably determinable at this time.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
4. RECENT ACCOUNTING PRONOUNCEMENTS (continued)
In addition, there are three recent accounting pronouncements as noted below, which Cenovus will be required to adopt as of January 1, 2011. All of these standards are converged with IFRS.
•	“Business Combinations”, Section 1582, which replaces the previous Business Combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the Statement of Earnings. The adoption of this standard will impact the accounting treatment of future business combinations.
•	“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statement standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on Cenovus’s Consolidated Financial Statements.
•	“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest to be classified as a separate component of equity. In addition, net earnings, and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on the Consolidated Financial Statements.
5. DIVESTITURES
As part of on-going portfolio management efforts, in 2009 Cenovus received cash proceeds of $209 million related to the divestiture of certain oil and gas assets (2008-$47 million).
6. INTEREST, NET

	Three Months Ended		Twelve Months Ended
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Interest Expense-Long-Term Debt	63	41	187	194
Interest Expense-Other	49	58	194	213
Interest Income	(37)	(46)	(163)	(189)

	75	53	218	218

Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended,
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	(85)	225	(357)	351
Translation of U.S. dollar Partnership Contribution Receivable issued from Canada	64	(390)	478	(608)
Other Foreign Exchange (Gain) Loss	114	3	169	7

	93	(162)	290	(250)

Other foreign exchange (gain) loss in 2009 includes a $107 million unrealized loss on the translation of U.S. dollar risk management assets and liabilities (2008-unrealized gain of $2 million) and a $50 million realized loss related to the timing of receipt of the $3.5 billion debt offering proceeds from escrow (See Note 10).
8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Current
Canada	544	192	896	362
United States	(26)	(34)	(43)	(22)

Total Current Tax	518	158	853	340
Future	(374)	(254)	(551)	385

	144	(96)	302	725

The income tax provision in 2009 reflects the acceleration of the income tax impact of the dissolution of a partnership during the fourth quarter in conjunction with the Arrangement with EnCana.
9. INVENTORIES

As at December 31, (US$ millions)	2009	2008

Product
Upstream Canada	255	165
Downstream Refining	563	323
Parts and Supplies	18	15

	836	503

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
10. LONG-TERM DEBT

As at December 31, (US$ millions)	Note	2009	2008

Canadian Dollar Denominated Debt
Bank credit facilities	A	31

U.S. Dollar Denominated Debt
Bank credit facilities	A	25
Unsecured notes	B	3,500

		3,525

Total Debt Principal		3,556

Debt Discounts and Transaction Costs	C	(63)
Current Portion of Long-Term Debt	D	—

		3,493	2,952

Long-term debt at December 31, 2008 represents an allocation of Cenovus’s proportionate share of EnCana’s consolidated debt as at December 31, 2008. Long-term debt was allocated to Cenovus on the same proportion of Canadian and U.S. dollar denominated debt and with the same terms and conditions as EnCana’s long-term debt.
A) Bank Credit Facilities
At December 31, 2009, Cenovus had in place an unsecured credit facility in the amount of C$2.5 billion or its equivalent amount in U.S. dollars. The revolving syndicated credit facility consists of two tranches, a C$2.0 billion 3-year tranche and a C$500 million 364-day tranche. The 3-year tranche matures in November 2012 and is extendible from time to time for a period of up to three years at the option of Cenovus and upon agreement from the lenders. The 364-day tranche matures in November 2010 and is extendible from time to time for a period of up to 364 days at the option of Cenovus and upon agreement from the lenders. If the facilities are not extended, the full amount of the outstanding principal will come due on the respective maturity dates.
Borrowings under both tranches are available by way of Bankers Acceptances, LIBOR based loans, prime rate loans or U.S. base rate loans. Bank credit outstanding at December 31, 2009 was drawn on the 3-year tranche and included prime rate and LIBOR based loans of $56 million.
B) U.S. Unsecured Notes
On September 18, 2009, a predecessor entity of Cenovus completed a private offering of senior unsecured notes for an aggregate principal amount of $3.5 billion, issued in three tranches, which are exempt from the registration requirements of the U.S. Securities Act of 1933 under Rule 144A and Regulation S. The net proceeds of the private offering along with $151 million deposited by the Company were placed into an escrow account pending the completion of the Arrangement with EnCana. Upon completion of the Arrangement, funds were released from escrow and the proceeds of the notes were then used to pay the note payable to EnCana of $3.5 billion as part of the Arrangement. On November 30, 2009, these notes became the direct, unsecured obligations of Cenovus.

(US$ millions)	2009

4.50% due September 15, 2014	800
5.70% due October 15, 2019	1,300
6.75% due November 15, 2039	1,400

3,500

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
10. LONG-TERM DEBT (continued)
Cenovus has agreed to use its commercially reasonable efforts to cause a registration statement with respect to an offer to exchange the U.S. unsecured notes for a new issue of notes registered under the U.S. Securities Act to be declared effective no later than September 18, 2010.
At December 31, 2009, the Company is in compliance with all of the terms of its debt agreements.
C) Debt Discounts and Transaction Costs
During 2009, $67 million in transaction costs and discounts were recorded within long-term debt relating to the issuance of the U.S. unsecured notes and the placement of the bank credit facilities. The costs are being amortized using the effective interest method. For comparative purposes, the transaction costs and discounts allocated to Cenovus for 2008 were $2 million.
D) Mandatory Debt Payments

	C$ Principal	US$ Principal	Total US$
(US$ millions)	Amount	Amount	Equivalent

2010	—	—	—
2011	—	—	—
2012	32	25	56
2013	—	—	—
2014	—	800	800
Thereafter	—	2,700	2,700

	32	3,525	3,556

Outstanding borrowings under the bank credit facilities are not included as an amount due in 2010 as these borrowings are fully supported by bank credit facilities that have no repayment requirements within the next year.
11. ASSET RETIREMENT OBLIGATION
The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and downstream refining facilities is as follows:

As at December 31, (US$ millions)	2009	2008

Asset Retirement Obligation, Beginning of Year	648	703
Liabilities Incurred	5	20
Liabilities Settled	(33)	(49)
Liabilities Divested	(9)	(1)
Change in Estimated Future Cash Outflows	342	69
Accretion Expense	39	39
Foreign Currency Translation	104	(133)

Asset Retirement Obligation, End of Year	1,096	648

The change in estimated future cash outflows in 2009 is due to the increased estimate of costs to be incurred and the rate of discount used for the current year estimate.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
12. SHARE CAPITAL
Authorized
Cenovus is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.
Issued and Outstanding
Under the terms of the Arrangement described in Note 2, EnCana shareholders exchanged their EnCana share for one new EnCana Common Share and one Cenovus Common Share.

	Number of
	Common
	Shares	Amount
As at December 31, 2009	(millions)	($ millions)

Common Shares Issued Pursuant to the Arrangement	751.3	2,222
Common Shares Issued under Option Plans	—	1

Outstanding, End of Year	751.3	2,223

To determine Cenovus’s share capital amount, EnCana’s stated capital immediately prior to the Arrangement was split based on the relative fair market values of the EnCana and Cenovus Common Shares at the time of the initial exchange. Cenovus’s share capital amount was deducted from EnCana’s net investment with the remaining $4,902 million reclassified as Paid in Surplus. In December, Cenovus declared its share of a pre-Arrangement dividend of $0.20 per share, which was charged to Paid in Surplus. The dividend reflects an amount determined in connection with the Arrangement based on carve-out earnings and cash flows.
Under carve-out accounting, Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. Accumulated Other Comprehensive Income (“AOCI”) includes accumulated foreign currency translation adjustments. At the date of the Arrangement, EnCana’s net investment in Cenovus was $7,124 million.
At December 31, 2009, there were 24 million Common Shares available for future issuance under stock option plans. There were no Preferred Shares outstanding as at December 31, 2009.
Net Investment
EnCana’s net investment in the operations of Cenovus prior to the Arrangement is presented as total Net Investment in the Consolidated Financial Statements. Total Net Investment consists of Owner’s Net Investment and AOCI.
Option Plans
Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
12. SHARE CAPITAL (continued)
Cenovus Employee Stock Option Plan
Cenovus has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years and expire five years after the original grant date. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted. In addition, certain stock options granted are performance based. The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Cenovus attaining prescribed performance relative to pre-determined key measures. All options issued by the Company have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (see Note 14).
Cenovus Replacement Tandem Share Appreciation Rights (“Cenovus Replacement TSARs”) Held By EnCana Employees
Under the terms of the Arrangement, each original EnCana TSAR was replaced with one EnCana Replacement TSAR and one Cenovus Replacement TSAR with terms and conditions similar to the original EnCana TSAR. EnCana is required to reimburse Cenovus in respect of cash payments made by Cenovus to EnCana’s employees when these employees exercise a Cenovus Replacement TSAR and therefore, no compensation expense is recognized. No further Cenovus Replacement TSARs will be granted to EnCana employees
EnCana employees can choose to exercise the Cenovus Replacement TSAR in exchange for a Cenovus common share or for cash. Cenovus has recorded a liability in the Consolidated Balance Sheet for Cenovus Replacement TSARs held by EnCana employees using the fair value method, with an offsetting accounts receivable from EnCana. The fair value of each Cenovus Replacement TSAR held by EnCana employees was estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2009

Risk Free Rate	1.46%
Dividend Yield	3.16%
Volatility	34.18%
Cenovus’s Closing Common Share Price at December 31, 2009	C$26.50
The following tables summarize information related to the Cenovus Replacement TSARs held by EnCana employees:

			Weighted
			Average
	Total Number of	Performance	Exercise
As at December 31, 2009	TSARs	TSARs	Price (C$)

Replacement TSARs — Pursuant to the Arrangement	23,047,704	10,491,119	27.14
Exercised — SARs	(29,840)	—	18.57
Exercised — Options	(1,206)	—	16.77
Forfeited	(71,321)	(28,476)	29.50

Outstanding, End of December 31, 2009	22,945,337	10,462,643	27.14

Exercisable, End of December 31, 2009	9,972,272	2,236,641	25.29

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
12. SHARE CAPITAL (continued)

	Outstanding TSARs				Exercisable TSARs
			Weighted
			Average	Weighted			Weighted
	Total		Remaining	Average	Total		Average
Range of Exercise	Number	Performance	Contractual	Exercise	Number of	Performance	Exercise
Price (C$)	of TSARs	TSARs	Life (years)	Price (C$)	TSARs	TSARs	Price (C$)

15.00 to 19.99	1,097,538	—	0.13	18.21	1,097,538	—	18.21
20.00 to 24.99	3,965,161	—	1.13	22.95	3,948,676	—	22.94
25.00 to 29.99	12,096,882	7,280,249	3.12	26.50	3,340,019	1,563,747	26.75
30.00 to 34.99	5,593,956	3,182,394	3.08	32.83	1,528,499	672,894	32.68
35.00 to 39.99	109,450	—	3.41	37.14	32,835	—	37.14
40.00 to 44.99	80,850	—	3.44	42.77	24,255	—	42.77
45.00 to 49.99	1,500	—	3.39	45.56	450	—	45.56

	22,945,337	10,462,643	2.62	27.14	9,972,272	2,236,641	25.29

13. CAPITAL STRUCTURE
Cenovus’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.
Cenovus monitors its capital structure and short-term financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.
Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent.

As at December 31, (US$ millions)	2009	2008

Debt	3,493	3,036
Shareholders’ Equity	9,180	7,748

Total Capitalization	12,673	10,784

Debt to Capitalization ratio	28%	28%

Cenovus targets a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at December 31, (US$ millions)	2009		2008

Debt	3,493		3,036

Net Earnings	648		2,368
Add (deduct):
Interest, net	218		218
Income tax expense	302		725
Depreciation, depletion and amortization	1,343		1,318
Accretion of asset retirement obligation	39		39
Foreign exchange (gain) loss, net	290		(250)
Other (income) loss, net	(2)		3

Adjusted EBITDA	2,838		4,421

Debt to Adjusted EBITDA	1.2	x	0.7	x

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
13. CAPITAL STRUCTURE (continued)
It is Cenovus’s intention to maintain an investment grade rating to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.
Cenovus’s capital structure, objectives and targets have remained unchanged over the periods presented. At December 31, 2009, Cenovus is in compliance with all of the terms of its debt agreements.
14. COMPENSATION PLANS
Cenovus has in place a number of programs whereby employees may be granted the following share-based long-term incentives:
•	Tandem Share Appreciation Rights (“TSARs”)

All options to purchase Common Shares issued under the Cenovus Employee Stock Option Plan, with the exception of a limited number of Cenovus Replacement Options, as described in Note 12, have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option. Certain of the TSARs (“Performance TSARS”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

•	Share Appreciation Rights (“SARs”)

Share Appreciation Rights (“SARs”) entitle the employee to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the original grant date. Certain of the SARs (“Performance SARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance SARs that do not vest when eligible are forfeited.
In accordance with the Arrangement with EnCana described in Note 2, each Cenovus employee holding an original EnCana long-term incentive unit of the same nature transferred their right to Cenovus in exchange for a Cenovus Replacement Unit and to EnCana for an EnCana Replacement Unit. The terms and conditions of the Cenovus and EnCana Replacement Units are similar to the terms and conditions of the original EnCana unit. The original exercise price of the EnCana unit was apportioned to the Cenovus and EnCana Replacement Unit based on the one day weighted average trading price of Cenovus’s common share price relative to that of EnCana’s common share price on the TSX on December 2, 2009. Cenovus is required to reimburse EnCana in respect of cash payments made by EnCana to Cenovus employees for the EnCana Replacement Units they hold. No further EnCana Replacement Units will be granted to Cenovus employees.
All of these share-based long-term incentive programs have similar vesting provisions as the Cenovus stock option plan. Cenovus units and Cenovus Replacement Units are measured against the Cenovus common share price and EnCana Replacement Units are measured against the EnCana common share price.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
14. COMPENSATION PLANS (continued)
The Company has recorded a liability in the Consolidated Balance Sheet for EnCana Replacement Units held by the Company’s employees using the fair value method. The fair value of each EnCana Replacement Unit granted is estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2009

Risk Free Rate	1.46%
Dividend Yield	2.45%
Volatility	26.17%
EnCana’s Closing Common Share Price at December 31, 2009	C$34.11
A) Tandem Share Appreciation Rights
The following tables summarize the information related to the TSARs held by Cenovus employees:

			Weighted
	Total		Average
	Number of	Performance	Exercise
As at December 31, 2009	TSARs	TSARs	Price (C$)

Replacement TSARs — November 30, 2009	16,431,032	8,053,074	27.51
Granted	67,500	—	25.66
Exercised — SARs	(12,755)	—	18.43
Exercised — Options	(31,050)	—	18.13

Outstanding, End of December 31, 2009	16,454,727	8,053,074	27.52

Exercisable, End of December 31, 2009	6,107,015	1,526,893	25.68

	Outstanding TSARs				Exercisable TSARs
			Weighted
			Average	Weighted			Weighted
	Total		Remaining	Average	Total		Average
Range of Exercise	Number of	Performance	Contractual	Exercise	Number of	Performance	Exercise
Price (C$)	TSARs	TSARs	Life (years)	Price (C$)	TSARs	TSARs	Price (C$)

15.00 to 19.99	661,202	—	0.13	18.25	661,202	—	18.25
20.00 to 24.99	2,298,334	—	1.17	22.94	2,261,029	—	22.94
25.00 to 29.99	8,878,174	5,390,982	3.33	26.46	1,988,135	964,003	26.76
30.00 to 34.99	4,418,817	2,662,092	3.11	32.90	1,137,189	562,890	32.82
35.00 to 39.99	124,350	—	3.45	37.14	37,305	—	37.14
40.00 to 44.99	71,850	—	3.45	43.31	21,555	—	43.31
45.00 to 49.99	2,000	—	3.39	45.56	600	—	45.56

	16,454,727	8,053,074	2.84	27.52	6,107,015	1,526,893	25.68

For the year ended December 31, 2009, Cenovus recorded a reduction of compensation cost of $4 million related to TSARs.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
14. COMPENSATION PLANS (continued)
B) Share Appreciation Rights
The following tables summarize the information related to the SARs held by Cenovus employees:

			Weighted
	Total		Average
	Number of	Performance	Exercise
As at December 31, 2009	SARs	SARs	Price (C$)

Replacement SARs — November 30, 2009	44,657	23,932	29.38

Outstanding, December 31, 2009	44,657	23,932	29.38

Exercisable, December 31, 2009	4,557	2,532	32.96

	Outstanding SARs				Exercisable SARs
			Weighted
			Average	Weighted			Weighted
	Total		Remaining	Average	Total		Average
Range of Exercise	Number of	Performance	Contractual	Exercise	Number of	Performance	Exercise
Price (C$)	SARs	SARs	Life (years)	Price (C$)	SARs	SARs	Price (C$)

25.00 to 29.99	25,925	11,950	4.13	26.79	—	—	—
30.00 to 34.99	18,732	11,982	3.12	32.96	4,557	2,532	32.96

	44,657	23,932	3.71	29.38	4,557	2,532	32.96

For the year ended December 31, 2009, Cenovus has not recorded any compensation costs related to the SARs.
C) EnCana Replacement Tandem Share Appreciation Rights
The following tables summarize information related to the EnCana Replacement TSARs held by Cenovus employees:

			Weighted
	Total		Average
	Number of	Performance	Exercise
As at December 31, 2009	TSARs	TSARs	Price (C$)

Replacement TSARs — November 30, 2009	16,431,032	8,053,074	30.41
Exercised — SARs	(73,322)	(1,382)	20.67
Exercised — Options	(1,050)	—	17.96

Outstanding, End of December 31, 2009	16,356,660	8,051,692	30.46

Exercisable, End of December 31, 2009	6,076,448	1,525,511	28.43

	Outstanding EnCana Replacement TSARs				Exercisable EnCana Replacement TSARs
			Weighted
			Average	Weighted			Weighted
	Total		Remaining	Average	Total		Average
Range of Exercise	Number of	Performance	Contractual	Exercise	Number of	Performance	Exercise
Price (C$)	TSARs	TSARs	Life (years)	Price (C$)	TSARs	TSARs	Price (C$)

15.00 to 19.99	2,960	—	0.08	19.08	2,960	—	19.08
20.00 to 24.99	652,542	—	0.18	20.27	646,942	—	20.25
25.00 to 29.99	10,800,826	5,389,600	2.89	28.39	4,035,672	962,621	27.17
30.00 to 34.99	411,720	—	2.41	32.29	264,565	—	32.09
35.00 to 39.99	4,341,562	2,662,092	3.12	36.47	1,082,194	562,890	36.46
40.00 to 44.99	74,200	—	3.49	42.28	22,260	—	42.48
45.00 to 49.99	70,850	—	3.45	47.94	21,255	—	47.94
50.00 to 54.99	2,000	—	3.39	50.39	600	—	50.39

	16,356,660	8,051,692	2.84	30.46	6,076,448	1,525,511	28.43

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
14. COMPENSATION PLANS (continued)
For the year ended December 31, 2009, the Company recorded compensation costs of $55 million related to the EnCana Replacement TSARs.
D) EnCana Replacement Share Appreciation Rights
The following tables summarize information related to the EnCana Replacement SARs held by Cenovus employees:

			Weighted
	Total		Average
	Number of	Performance	Exercise
As at December 31, 2009	SARs	TSARs	Price (C$)

EnCana Replacement SARs — November 30, 2009	44,657	23,932	32.48

Outstanding, End of December 31, 2009	44,657	23,932	32.48

Exercisable, End of December 31, 2009	4,557	2,532	36.44

	Outstanding EnCana Replacement SARs				Exercisable EnCana Replacement SARs
			Weighted
			Average	Weighted			Weighted
	Total		Remaining	Average	Total		Average
Range of Exercise	Number of	Performance	Contractual	Exercise	Number of	Performance	Exercise
Price (C$)	SARs	SARs	Life (years)	Price (C$)	SARs	SARs	Price (C$)

25.00 to 29.99	22,925	11,950	4.09	29.23	—	—	—
30.00 to 34.99	3,000	—	4.45	32.55	—	—	—
35.00 to 39.99	18,732	11,982	3.12	36.44	4,557	2,532	36.44

	44,657	23,932	3.71	32.48	4,557	2,532	36.44

For the year ended December 31, 2009, the Company has not recorded any compensation costs related to the EnCana Replacement SARs.
E) Deferred Share Units (“DSUs”)
Cenovus has in place a program whereby directors, officers and employees are issued Deferred Share Units (“DSUs”), which are equivalent in value to a common share of the Company. Commencing in 2009, employees had the option to convert either 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, can be redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
Pursuant to the terms of the Arrangement, EnCana DSUs credited to directors, officers and employees of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each holder was based on the fair market value of Cenovus Common Shares relative to EnCana common shares prior to the effective date of the Arrangement.

Outstanding
As at December 31, 2009	DSUs

Outstanding, November 30, 2009	762,011
Units in Lieu of Dividends	6,092

Outstanding, End of December 31, 2009	768,103

For the year ended December 31, 2009, the Company has not recorded any compensation costs related to DSUs.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
14. COMPENSATION PLANS (continued)
F) EnCana Pre-Arrangement Stock-Based Compensation Costs
Included in the financial information prior to the Arrangement, the Company recorded compensation costs for the following EnCana plans:

(US$ millions)	2009	2008

EnCana TSARs	4	(9)
EnCana SARs	1	—
EnCana DSUs	2	1
15. PER SHARE AMOUNTS

						For the Twelve
						Months Ended
	For the Three Months Ended					December 31,
(millions)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q4 2008	2009	2008

Weighted Average Common Shares Outstanding — Basic	750.5	751.0	751.2	751.3	750.3	751.0	750.1
Effect of Dilutive Securities	0.9	0.4	0.2	0.1	1.0	0.4	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.4	751.4	751.4	751.3	751.4	751.8

Since Cenovus’s shares were issued pursuant to the Arrangement, the per share amounts disclosed above are based on EnCana’s common shares.
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Cenovus’s consolidated financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the Partnership Contribution Receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows. The information contained within Note 16 is based on carve-out information for the periods prior to December 1, 2009.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable approximate their carrying amount due to the specific non-tradeable nature of these instruments in relation to the creation of the integrated oil business venture.
Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on market information.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
The fair value of financial assets and liabilities, including current portions thereof were as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
As at December 31, (US$ millions)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading:
Cash and cash equivalents	148	148	153	153
Risk management assets	59	59	719	719
Loans and Receivables:
Accounts receivable and accrued revenues	874	874	598	598
Partnership Contribution Receivable	2,834	2,834	3,147	3,147
Financial Liabilities
Held-for-trading:
Risk management liabilities	71	71	40	40
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,444	1,444	1,114	1,114
Long-term debt	3,493	3,788	3,036	3,036
Partnership Contribution Payable	2,857	2,857	3,163	3,163
B) Risk Management Assets and Liabilities
Under the terms of the Arrangement with EnCana, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with EnCana with the same terms and conditions as between EnCana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.
Net Risk Management Position

As at December 31, (US$ millions)	2009	2008

Risk Management
Current asset	58	681
Long-term asset	1	38

	59	719

Risk Management
Current liability	67	40
Long-term liability	4	—

	71	40

Net Risk Management Asset (Liability)	(12)	679

Of the $12 million net risk management liability balance at December 31, 2009, a liability of $14 million relates to the contracts with EnCana.
Summary of Unrealized Risk Management Positions

	2009			2008
	Risk Management			Risk Management
As at December 31, (US$ millions)	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	51	—	51	618	—	618
Crude Oil	8	63	(55)	92	40	52
Power	—	8	(8)	9	—	9

Total Fair Value	59	71	(12)	719	40	679

Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at December 31, (US$ millions)	2009	2008

Prices actively quoted	7	521
Prices sourced from observable data or market corroboration	(19)	158

Total Fair Value	(12)	679

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at December 31, 2009

				Fair
As at December 31, 2009 (US$ millions)	Notional Volumes	Term	Average Price	Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	24,600 bbls/d	2010	76.99 US$/bbl	(47)
Other Financial Positions *				(8)

Crude Oil Fair Value Position				(55)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	437 MMcf/d	2010	6.08 US$/Mcf	52
NYMEX Fixed Price	56 MMcf/d	2011	6.75 US$/Mcf	10

Basis Contracts **
Canada	28 MMcf/d	2010		(2)
Canada		2011-2013		(9)

Natural Gas Fair Value Position				51

Power Purchase Contracts
Power Fair Value Position				(8)

*	Other financial positions are part of ongoing operations to market the Company’s production.

**	Cenovus has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months		Twelve Months
	Ended		Ended
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	158	110	1,005	(323)
Operating Expenses and Other	(3)	29	(32)	24

Gain (Loss) on Risk Management	155	139	973	(299)

	Unrealized Gain (Loss)
	Three Months		Twelve Months
	Ended		Ended
For the period ended December 31, (US$ millions)	2009	2008	2009	2008

Revenues, Net of Royalties	(138)	382	(639)	727
Operating Expenses and Other	(5)	4	(28)	7

Gain (Loss) on Risk Management	(143)	386	(667)	734

Reconciliation of Unrealized Risk Management Positions

	2009		2008
		Total	Total
	Fair	Unrealized	Unrealized
(US$ millions)	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	653
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	306	306	435
Other	—	—	—
Foreign Exchange Gain (Loss) on Canadian Dollar Contracts	2	—	—
Fair Value of Contracts Realized During the Year	(973)	(973)	299

Fair Value of Contracts, End of Year	(12)	(667)	734

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at December 31, 2009 as follows:

	10% Price	10% Price
(US$ millions)	Increase	Decrease

Natural gas price	(102)	102
Crude oil price	(82)	82
Power price	5	(5)
C) Risks Associated with Financial Assets and Liabilities
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is not to use derivative financial instruments for speculative purposes.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil — The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply with fixed price swaps.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into swaps to manage the price differentials between these production areas and various sales points.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2009, over 98 percent (2008—95 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At December 31, 2009, Cenovus had two counterparties (2008—two counterparties) whose net settlement position individually account for more than 15 percent of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable is the total carrying value. The current concentration of this credit risk resides with EnCana and a AAA rated counterparty. Cenovus’s exposure to EnCana is expected to reduce substantially by the end of the first quarter 2010 as Cenovus begins to market its own physical gas to the market. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.
Liquidity Risk
Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity through the active management of cash and debt. As disclosed in Note 13, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position.
Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash flow from operating activities and undrawn credit facilities. At December 31, 2009, Cenovus had approximately $2.3 billion in unused credit capacity available on its committed bank credit facility.
It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt. DBRS Limited (“DBRS”) has assigned a rating of A (low) with a “Stable” outlook, Standard and Poor’s Corporation has assigned a rating of BBB+ with a “Stable” outlook and Moody’s Investors Service Inc. has assigned a rating of Baa2 with a “Stable” outlook.
Fourth quarter report
for the period ended December 31, 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in US$ millions, unless otherwise indicated
For the period ended December 31, 2009
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	1,444	—	—	—	1,444
Risk Management Liabilities	67	4	—	—	71
Long-Term Debt*	227	468	1,209	5,433	7,337
Partnership Contribution Payable*	489	978	978	1,099	3,544

*	Principal and interest, including current portion.
Included in Cenovus’s long-term debt obligations of $3,493 million at December 31, 2009, are $56 million in principal obligations related to prime rate and LIBOR based loans. These amounts are fully supported by the Company’s revolving syndicated credit facility, which have no repayment requirements within the next year. All outstanding amounts related to the prime rate and LIBOR based loans were drawn on the 3-year tranche of the revolving syndicated credit facility. Based on the current maturity dates of the 3-year tranche, these amounts are included in cash outflows for the period disclosed as “1-3 Years.” Further information on Long-Term Debt is included in Note 10.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars, unless otherwise indicated. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.
As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada. At December 31, 2009, Cenovus had $3,525 million in U.S. dollar debt issued from Canada ($1,804 million at December 31, 2008) and $2,834 million related to the U.S. dollar Partnership Contribution Receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $7 million change in foreign exchange (gain) loss at December 31, 2009 (2008—$11 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At December 31, 2009, the majority of the Company’s debt is fixed-rate debt and as a result, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to nil (December 31, 2008—$4 million).
17. CONTINGENCIES
Legal Proceedings
Cenovus is involved in various legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims.
Fourth quarter report
for the period ended December 31, 2009